SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

RANCON REALTY FUND V,
A CALIFORNIA LIMITED PARTNERSHIP
(Name of Subject Company)

RANCON REALTY FUND V,
A CALIFORNIA LIMITED PARTNERSHIP
(Name of Person Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Daniel L. Stephenson
General Partner
Rancon Realty Fund V,
A California Limited Partnershi
p 400 South El Camino Real, Suite 1100
San Mateo, California 94402-1708
(650) 343-9300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (“Statement”) relates to an offer by MPF-NY 2006, LLC; Steven Gold; SCM Special Fund, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Acquisition Co. 3; LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 16, LLC; MPF Flagship Fund 9, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; and MPF DeWaay Premier Fund 3, LLC; (collectively, the “Purchasers”) to purchase up to 5,875 outstanding units of limited partnership interest of Rancon Realty Fund V, A California Limited Partnership (the “Partnership”).

Concurrently with the filing of this Statement, the Partnership is mailing to its limited partners a letter (the “Response Letter”) setting forth its statement of position with respect to the Purchasers’ offer to purchase. The Response Letter is attached to this Statement as Exhibit (a)(2) and incorporated herein by this reference.

Item 1.                Subject Company Information.

(a)       Name and Address. The name of the subject company is Rancon Realty Fund V, A California Limited Partnership (the "Partnership"). The address of the principal executive office of the Partnership is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708. The telephone number of the Partnership is (650) 343-9300.

(b)        Securities. The title of the class of equity securities to which this Statement relates is units of limited partnership interest ("Units") of the Partnership. As of September 15, 2006, there were 83,911 Units outstanding.

Item 2. Identity and Background of Filing Person.

(a)       Name and Address. The name, business address, and telephone number of the Partnership, which is the person filing this Statement, is set forth in Item 1(a) above.

(b)       Tender Offer. This Statement relates to the cash tender offer by the Purchasers to purchase up to 5,875 Units of the Partnership, at a purchase price of $640 per Unit, less the amount of distributions declared or made with respect to the Units between September 25, 2006, and November 6, 2006, or such other date to which the offer may be extended (the "Tender Offer") in cash, without interest, as described in the Offer to Purchase on Schedule TO ("Schedule TO"), and the related cover letter of th Purchasers dated September 25, 2006 (the terms and conditions of which, together with any supplements thereto, collectively constitute the Tender Offer). As disclosed by the Purchasers' Schedule TO, the address of the Purchasers is 1640 School Street, Moraga, California 94556.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a)        Except as described below, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership or its executive officers, general partners, directors or affiliates, or (ii) the Purchasers or their executive officers, directors or affiliates.

(b)       The general partners of the Partnership are Daniel L. Stephenson ("DLS") and Rancon Financial Corporation ("RFC"). RFC is wholly owned by DLS. DLS and RFC are collectively referred to as the "General Partners." The Partnership has no employees.

Distributions made by the Partnership are made either from the Cash From Operations or Cash From Sales or Refinancing (as such terms are defined in the Partnership’s Partnership Agreement).

Cash From Operations includes all cash receipts from operations in the ordinary course of business (except for the sale, refinancing, exchange or other disposition of real property in the ordinary course of business) after deducting payments for operating expenses. All distributions of Cash From Operations are paid in the ratio of 90% to the limited partners of the Partnership and 10% to the General Partners.

Cash From Sales or Refinancing is the net cash realized by the Partnership from the sale, disposition or refinancing of any property after repayment of applicable mortgage debt and all expenses related to the transaction, together with interest on any notes taken back by the Partnership upon the sale of a property. Distributions of Cash From Sales or Refinancing are generally allocated as follows: (i) first, 1 percent to the General Partners and 99 percent to the limited partners until the limited partners have received an amount equal to their capital contributions; (ii) second, 1 percent to the General Partners and 99 percent to the limited partners until the limited partners have received a 12 percent return on their unreturned capital contributions including prior distributions of Cash From Operations; plus their limited incremental preferred return for the twelve month period following the purchase date of each Unit and following admission as a limited partner; (iii) third, 99 percent to the General Partners and 1 percent to the limited partners until the General Partners have received an amount equal to 20 percent of all distributions of Cash From Sales or Refinancing previously made under clause (ii) above, reduced by the amount of prior distributions made to the General Partners under clause (ii); and (iv) fourth, 100 percent to the General Partners until the General Partners have received an amount equal to 20 percent of all distributions of Cash From Sales or Refinancing previously made under clauses (ii) and (iii) above, reduced by the amount of prior distributions made to the General Partners under clauses (ii)  and (iii) above. A more detailed statement of these distribution policies is set forth in the Partnership Agreement.

In 2005, the Partnership distributed from operations $1,802,000 to the limited partners and accrued distributions of $151,000 for the General Partners. The accrued distributions were paid to the General Partners in January 2006.

In 2004, the Partnership distributed from operations $1,555,000 to the limited partners and $172,000 to the General Partners. The accrued distributions were paid to the General Partners in January 2005.

DLS, through an IRA, owns three outstanding Units of the Partnership, and the Daniel L. Stephenson Family Trust owns 100 outstanding Units of the Partnership, in each instance and in the aggregate representing less than 1% of the outstanding Units of the Partnership.

Other than as described above with respect to distributions made by the Partnership to the General Partners, during the years ended December 31, 2005 and December 31, 2004, the Partnership did not pay any compensation to the General Partners or affiliates of the General Partners.

Item 4. The Solicitation or Recommendation.

(a))       Solicitation Recommendation. See Response Letter -- "Our Position." The Partnership is expressing no opinion on the Tender Offer, neither recommending its acceptance nor its rejection.

(b))       Reasons. See Response Letter --"Our Position," "Factors to Consider," "Additional Considerations," and "Other Options."

(c))       Intent to Tender. To the extent known by the Partnership, after making reasonable inquiry, neither the Partnership nor any executive officer, director, or affiliate or subsidiary of the Partnership, including the General Partners, intends to tender or sell its or his Units to the Purchasers pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

No person has been retained by the Partnership to make solicitations or recommendations in connection with the Purchasers’ Tender Offer. The General Partners and the Partnership’s investor services representatives will respond to inquiries made by limited partners of the Partnership with respect to the Tender Offer. None of these persons will receive extra compensation for their responding to such inquiries.

Item 6. Interest in Securities of the Subject Company.

The Partnership has a redemption program pursuant to which it redeems outstanding Units of the Partnership from time to time. The redemption program is authorized and implemented pursuant to the terms of the Partnership Agreement of the Partnership, which permits redemptions as long as they do not impair the capital or operations of the Partnership. See “Response Letter – Factors to Consider (fourth bullet point).” During the past 60 days, the Partnership, as buyer, has redeemed Units as follows:

          Date of Purchase               No. of Units  Purchased             Price Paid  Per Unit
          ----------------               ------------------------            --------------------
           August 31, 2006                          4                                 $629

The outstanding Units of the Partnership are not traded on any organized exchange or in the over-the-counter market. Each of the redemptions listed above was made by the Partnership in response to requests for redemption made by limited partners of the Partnership. The redemption price – $629 per Unit – was announced by the Partnership to the limited partners in January 2006.

Other than as disclosed above, neither the Partnership nor the General Partners of the Partnership have purchased or sold any Units of the Partnership during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

       The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to:

(i)       A tender offer or other acquisition of the outstanding Units of the Partnership by the Partnership, by any of its subsidiaries, or by any other person;

(ii)       Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;

(iii)       Any purchase, sale, or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or

(iv)       Any material change in the present distribution rate or policy of the Partnership, or its indebtedness or capitalization.

Item 8. Additional Information.

The Partnership does not believe that the provisions of Exchange Act Rule 13e-1 are applicable to the Partnership’s redemption of Units, as described under Item 6 above, by reason of the provisions of Rule 13e-1(c), which states that the Rule “does not apply to periodic repurchases in connection with an employee benefit plan or other similar plan of the issuer so long as the purchases are made in the ordinary course and not in response to the tender offer.” Nevertheless, the Partnership makes the following disclosures in response to Rule 13e-1 with respect to any Units that the Partnership may redeem during the period the Purchasers’ Tender Offer is outstanding:

(1)       The title of securities that would be purchased by the Partnership pursuant to its redemption program is its units of limited partnership interest. The actual number of Units that the Partnership will purchase will vary depending upon the number of Units presented by the limited partners for redemption, and the working capital of the Partnership available for such purpose. The Partnership has budgeted $2,000,000 for the redemption of Units in fiscal year 2006, at a price of $629 per Unit, which allows for an estimated maximum redemption of 3,179 Units. For 2006 through the date hereof, the Partnership has redeemed 1,297 Units, and so during the period the Purchasers' Tender Offer is outstanding, the estimated maximum number of Units the Partnership could redeem is 1,882.

(2)       The outstanding Units would be redeemed pursuant to the Partnership's redemption program, available to the limited partners of the Partnership.

(3)       As stated in Item 6 above, the outstanding Units of the Partnership are not traded on any exchange, inter-dealer quotation system, or any other market. Redemptions of Units are made in response to requests by limited partners, directly by the Partnership.

(4)       The purpose of any redemption would be as stated under Item 6 above, to implement the redemption program authorized by the Partnership Agreement of the Partnership.

(5)       Units redeemed are not, under the accounting practice followed by the Partnership, held in "treasury" or "retired." Pursuant to the Partnership's Partnership Agreement, following the completion of its offering of Units in February 1989, the Partnership may not issue any additional Units, and accordingly repurchased Units may not be reissued by the Partnership.

(6)       The funds used to redeem Units by the Partnership come from the Partnership's working capital.

Without conceding that the provisions of Exchange Act Rule 13e-1 are applicable to the Partnership’s redemption of Units, as described under Item 6 above, as a precautionary measure, in connection with the disclosures herein, the Partnership, contemporaneously with the filing this Schedule 14D-9, has paid a filing fee in the amount of $237, calculated in accordance with Rule 13e-1.

Item 9 Exhibits.

Exhibit No. Description

(a)(2)+       The Partnership's letter in response to the Purchasers' Tender Offer, dated October 6, 2006.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

+ Filed Herewith

Exhibit No. Description

(e)(1)       Amended and Restated Agreement of Limited Partnership of the Partnership (included as Exhibit B to the Prospectus dated March 3, 1988, filed pursuant to Rule 424(b), file number 2-97837, is incorporated herein by reference).

(e)(2)       Third Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated April 1, 1989 (filed as Exhibit 3.2 to the Partnership's annual report on Form 10-K for the fiscal year ended November 30, 1991 is incorporated herein by reference).

(e)(3)       Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated March 11, 1992 (filed as Exhibit 3.3 to the Partnership's annual report on Form 10-K for the fiscal year ended November 30,1991 is incorporated herein by reference).

(f)       Not applicable.

(g)       Not applicable.

(h)        Not applicable.

SIGNATURE

After due inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

RANCON REALTY FUND V,
A California Limited Partnership

By: RANCON FINANCIAL CORPORATION
A California corporation
General Partner

By: /s/ Daniel L. Stephenson
Daniel L. Stephenson
President

By: /s/ Daniel L. Stephenson
Daniel L. Stephenson
General Partner

Date: October 6, 2006

7

EXHIBIT INDEX

Exhibit No. Description

(a)(2)+        The Partnership's letter in response to the Purchasers' Tender Offer, dated October 6, 2006.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)(1)       Amended and Restated Agreement of Limited Partnership of the Partnership (included as Exhibit B to the Prospectus dated March 3, 1988, filed pursuant to Rule 424(b), file number 2-97837, is incorporated herein by reference).

(e)(2)       Third Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated April 1, 1989 (filed as Exhibit 3.2 to the Partnership's annual report on Form 10-K for the fiscal year ended November 30, 1991 is incorporated herein by reference).

(e)(3)       Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated March 11, 1992 (filed as Exhibit 3.3 to the Partnership's annual report on Form 10-K for the fiscal year ended November 30, 1991 is incorporated herein by reference).

(f)       Not applicable.

(g)       Not applicable.

(h)       Not applicable.

+ Filed Herewith

Exhibit (a)(2)